SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

200 Herman Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report Of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 29, 2006

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$27,117,203	21,240,716
Investments, at contract value	1,384,533	1,310,580

Total investments	28,501,736	22,551,296

Receivables:
Participant contributions	160,900	147,184
Company contributions	40,054	36,095
Loan repayments receivable	—	16,661
Investment interest receivable	1,257	—
Due from broker for securities sold	73	—

Total receivables	202,284	199,940

Cash, noninterest bearing	12,783	—

Total assets	28,716,803	22,751,236

Liabilities:
Excess contributions payable	(58,491)	(33,449)
Cash overdraft	—	(19,528)
Due to broker for securities purchased	(53,266)	—

	(111,757)	(52,977)

Net assets available for benefits	$28,605,046	22,698,259

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets available for benefits attributed to:
Investment income:
Interest	$64,654	70,224
Dividends	643,082	220,182
Net appreciation in fair value of common stock	1,811,830	1,653,393
Net appreciation in fair value of common/collective trusts	38,147	41,077
Net appreciation in fair value of mutual funds	597,452	1,186,866

	3,155,165	3,171,742

Contributions:
Participant contributions	3,742,123	2,134,235
Company contributions	918,873	537,837
Participant rollover contributions	416,775	298,981

	5,077,771	2,971,053

Total additions	8,232,936	6,142,795

Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	2,320,108	976,117
Administrative fees	6,041	13,253

Total deductions	2,326,149	989,370

Net increase in net assets available for benefits before transfers	5,906,787	5,153,425

Transfers:
Transfer from Thermal Solutions, Inc. 401(k) Plan	—	666,961

Net increase in net assets available for benefits	5,906,787	5,820,386

Net assets available for benefits:
Beginning of year	22,698,259	16,877,873

End of year	$28,605,046	22,698,259

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (“the Plan”) provides only general information. Participants should refer to the plan’s agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (“the Company” or “Team”). Employees become eligible to participate in the Plan upon completion of three months of service. The Plan is administered by the administrative committee (“the Committee”) appointed by the board of directors of the Company. During 2005, Riggs Bank N.A. (“Riggs”) served as trustee of the Plan through May 13, 2005 at which time Riggs was acquired by PNC Financial Services Group, Inc (“PNC”). PNC functioned as the trustee until PNC exited the business on November 30, 2005. Effective December 1, 2005, Wachovia Bank N.A. was appointed trustee of the Plan. USI Consulting Group (“USI”) serves as the recordkeeper and Wachovia Bank N.A. serves as custodian of the Plan’s assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Each year, participants may contribute up to 100% of their pre-tax annual eligible pay, as defined in the Plan. In no event may the participant’s contribution exceed the limits of the Internal Revenue Code of 1986, as amended (“IRC”) Sections 401 (k), 402 (g), 404 and 415. The Company makes a matching contribution of 50% of the participant’s contribution, up to a limit of 4% of the participant’s eligible pay. Additional amounts may be contributed at the discretion of the Company’s board of directors. For the years ended December 31, 2005 and 2004, no additional discretionary contributions were made. Participants may also contribute amounts representing distributions from other qualified plans. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the Internal Revenue Code of 1986, as amended (“IRC”). Contributions are subject to certain IRC limitations.

Participants may rollover amounts from former employers qualified plans.

(c)	Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investments

Participants may direct the investment of their contributions into mutual funds, common/collective trusts, and/or a unitized fund comprised of Team’s common stock. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Years of service with certain predecessor employers is recognized for vesting service, as defined in the Plan Document.

Forfeited balances of terminated participants are used to reduce future Company contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $151,800 and $116,000, respectively.

(f)	Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $2,500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. Interest rates range from 5 % to 10% and maturity dates range from January 16, 2006 to September 4, 2015 on loans outstanding at December 31, 2005.

(g)	Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

Effective March 28, 2005 the Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator.

Amounts less than $1,000 will continue to be paid directly to participants upon termination.

Effective September 23, 2005, the Plan was amended to include certain provisions of the Katrina Emergency Tax Relief Act of 2005.

(h)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trusts, and/or a unitized fund comprised of Team common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Team common stock. The fair value of common/collective trusts is based on the fair value of the underlying securities as determined by the issuer. The common/collective trusts invest primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies. These contracts are fully benefit responsive and are reflected at contract value. The weighted average yield in the common/collective trusts were approximately 4.14% and 3.53% for the year ended December 31, 2005. Participant loans are valued at cost, which approximates fair value.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments held are shown as net appreciation (depreciation) in fair value of common stock, common/collective trusts, and mutual funds in the statement of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Expenses

Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2005 and 2004, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

(3)	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2005 and 2004 are as follows:

2005:
Team Inc. common stock	$7,738,617
American Growth Fund of America	3,850,365
Vanguard S&P 500 Portfolio	2,834,262
Oppenheimer Global Fund	1,753,411
Alliance Bernstein Balanced Fund	1,836,897

2004:
Team, Inc. common stock	$5,237,464
Alliance Bernstein Balanced Fund	1,737,081
American Growth Fund of America	3,495,783
Oppenheimer Global Fund	1,371,264
Vanguard Index S&P 500 Portfolio	2,370,839
Morley Capital Stable Value III	1,204,029
Participant loans	1,225,391

(4)	Team, Inc. Common Stock Voting Rights

At December 31, 2005 and 2004 the Plan held 353,135 and 336,810 shares of Team common stock, respectively. Participants may own units equivalent to the shares held by the Plan, however the voting rights attributable to the shares of Team Common Stock are voted by the Plan’s trustee as directed by the Committee.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 27% and 23% of total investments as of December 31, 2005 and 2004, respectively. Team, Inc. is a full service provider of industrial repair services, including leak repair, hot topping, field machining, emissions control monitoring, concrete repair, energy management, and technical bolting.

(6)	Federal Income Tax Status

The Plan obtained its latest determination letter on March 26, 2002, in which the Internal Revenue Service stated that the Plan qualifies under Section 401(a) of the IRC and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

(7)	Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(8)	Plan Mergers

Effective May 14, 2004, the Company acquired Thermal Solutions, Inc. (“Thermal”). Thermal employees with three months of service as of July 1, 2004 began contributing to the Plan effective July 1, 2004 and the Thermal Solutions, Inc. 401(k) Plan was merged into the Plan. Accordingly, “transfer from Thermal Solutions, Inc. 401(k) Plan” of $666,961 was recorded in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2004.

Effective August 11, 2004, the Company acquired certain assets of Cooperheat – MQS, Inc. (“Cooper”), a company operating in bankruptcy. Cooper employees subsequently hired by Team with three months of service at Cooper began contributing to the Plan on October 1, 2004. Affected participants may rollover their account balances from the former plan to the Plan at any time.

(9)	Delinquent Participant Contributions

As reported on schedule H, Line 4a, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2005 and 2004 respectively. On June 28, 2006, the Company remitted $2,189 and $142 of earnings on the delinquent participant contributions and loan repayments relating to 2005 and 2004, respectively.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2005 and 2004

(10)	Non-Participant Directed Investments

During 2004, certain participants accounts received as a result of a 1990 merger were transferred from Company’s common stock to a balanced portfolio of investments consisting of mutual funds and common/collective trusts. These accounts will be invested at the Company’s direction until such time that participants are located and request a distribution of their prior account balance. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2005	December 31, 2004
Net assets:
Money market account	$12,678	12,520
Mutual Funds	317,570	312,956
Common Collective Trust	109,268	106,551

	$439,516	432,027

	Year Ended December 31, 2005	Year Ended December 31, 2004
Changes in net assets:
Net appreciation(depreciation) in fair value of investments	(6,839)	4,459
Dividends and interest	18,667	13,593
Transfers	—	437,037
Benefits paid	(4,339)	(23,062)

	7,489	432,027

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2005

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost interest
TEAM, Inc.	Plan Sponsor	2005 employee deferrals and loan repayments not deposited to the Plan in a timely manner. Interest rates ranging between 7% to 9 % per annum.	$313,391	$2,189
TEAM, Inc.	Plan Sponsor	2004 employee deferrals and loan repayments not deposited to the Plan in a timely manner. Interest rates ranging between 6% to 9% per annum.	$95,337	$142

It was noted that there were unintentional delays by the Company in submitting 2005 employee deferrals and loan repayments in the amount of $275,261 and $38,130, and 2004 employee deferrals and loan repayments in the amount $95,109 and $228, respectively, to the Trustee. On June 28, 2006, the Company reimbursed the Plan for lost interest in the amount of $2,331.

See accompanying report of independent registered public accounting firm.

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) / (c) Identity of issue, borrower, lessor, or similar party/Description of investment, including maturity date and rate of interest	Cost		(e) Current value
	Team, Inc. Common Stock Fund:
*	TEAM, Inc. Common Stock	(a	)	$7,454,680
	Evergreen Money Market Fund	(a	)	283,937

	Total Team, Inc. Common Stock Fund			7,738,617

	American Growth Fund of America	(a	)	3,850,365
	Vanguard Index S&P 500 Portfolio	(a	)	2,834,262
	Eaton Vance Large Cap Value Fund	(a	)	1,159,657
	Eaton Vance Growth Fund	(a	)	713,285
	Goldman Sachs Mid-Cap Value Fund	(a	)	1,008,917
	Sentinel Small Company Growth Fund	(a	)	578,620
	Phoenix Hollister Small Cap Value Fund	(a	)	980,550
	Oppenheimer Global Fund	(a	)	1,753,411
	Calvert Income Fund	(a	)	644,527
	John Hancock Strategic Income Fund	(a	)	981,959
	Alliance Bernstein Balanced Fund	(a	)	1,836,897
	Franklin Templeton Conservative Target Fund	(a	)	276,152
	Franklin Templeton Moderate Target Fund	(a	)	143,241
	Franklin Templeton Growth Target Fund	(a	)	360,118
	Ultra Conservative Portfolio:
	Solomon Brothers Cash Management Fund	(a	)	96,697
	Excelsior Money Fund	(a	)	96,653
	Oppenheimer Limited Term Government Fund	(a	)	95,813
	Evergreen Core Bond Fund	(a	)	98,286
	Pioneer Strategic Income Fund	(a	)	205,829
	Solomon Brothers Short/Intermediate U.S. Government Fund	(a	)	96,514
	Gartmore Morley Capital Stable Value III Fund	(a	)	1,275,265

	Total Ultra Conservative Portfolio			1,965,057

	Balanced Portfolio (former ESOP participants):
	Calvert Social Investment - Equity	17,771		18,466
	Enterprise Capital Appreciation	22,093		24,386
	Pioneer Mid-Cap Value	14,380		15,620
	Van Kampen Comstock	24,808		24,405
	Enterprise Government Securities	21,541		21,254
	Sentinel Government Securities	43,802		43,053
	ABN AMRO Bond Fund	39,237		38,124
	Evergreen Short-Intermediate Bond	38,452		37,706
	John Hancock Intermediate Government	38,805		38,003
	Evergreen Strategic Income	13,758		13,015
	Phoenix-Goodwin Multi-Sector S/T Bond	13,100		12,856
	Solomon Brothers Strategic Bond	13,458		13,174
	Phoenix-Goodwin Multi-Sector Fixed Inc.	13,771		13,326
	Excelsior Short Term Government	4,253		4,182
	AIM Cash Reserves	12,678		12,678
	INVESCO Stable Value	108,956		109,268

	Total Balanced Portfolio	440,863		439,516

	Pioneer Cash Reserves			8,189
*	Participants loans; interest rates ranging from 5% to 10.5% and maturities from January 16, 2006 through September 4, 2015			1,228,396

				$28,501,736

*	Party in interest.
(a)	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust (name of plan)

By:	/s/ Ted W. Owen
Ted W. Owen Senior Vice President - Finance and Administration of Team, Inc.

Date: June 29, 2006

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm